

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2023

David Rankin
Chief Financial Officer
Seaboard Corporation
9000 West 67th Street
Merriam, KS 66202

Re: Seaboard Corporation
Form 10-K for Fiscal Year Ended December 31, 2022
Filed February 14, 2023
File No. 001-03390

Dear David Rankin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services